Exhibit 99.1

YM BioSciences Inc.
Letter to Shareholders
Fiscal 2010 First Quarter, ended September 30th, 2009

Dear Shareholders,

In the first three months of fiscal 2010, YM and the other companies in our global network of cooperative relationships continued to advance our lead drug, nimotuzumab. Highlighting YM’s contribution, we enrolled the first patients in our multinational randomized, Phase II double-blind trials evaluating nimotuzumab in patients with brain metastases from non-small-cell lung cancer (NSCLC) and we extended enrollment in our randomized Phase II trial of nimotuzumab in NSCLC patients ineligible for radical chemotherapy as well as in our Phase II, second-line, single-arm trial in children with progressive diffuse intrinsic pontine glioma (DIPG) which is ongoing at multiple sites in the US, Canada, and Israel.

During the quarter the US Treasury Department cleared our US subsidiary to extend our US clinical program for nimotuzumab into any cancer indication, a key milestone. We propose to add US centers to our two randomized trials and potentially other trials being conducted by our licensees, such as the worldwide Phase III, 710-patient trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer, launched by the National Cancer Centre of Singapore with our licensee, Innogene Kalbiotech PTE Ltd.

Subsequent to the end of the quarter, our licensee in Europe, Oncoscience AG, reported additional information to the preliminary Phase III pediatric glioma data presented at ASCO 2008 demonstrating that nimotuzumab in combination with radiotherapy achieved comparable results in children and adolescents with DIPG as to the combination of intensive chemotherapy and radiotherapy but produced significantly lesser side-effects  Intensive chemotherapy in this patient population is frequently debilitating so that nimotuzumab's benign side-effect, if producing similar clinical results, would be highly beneficial. Oncoscience advise that, based on the data it plans to submit a Pediatric Investigation Plan (PIP) to the EMEA forthwith which, if approved by the Pediatric Committee (PDCO) would support a submission for marketing authorization. Oncoscience reported that patients were able to stay at home or attend kindergarten or school while undergoing treatment with nimotuzumab.

We and our licensees expect to roll-out further important data concerning nimotuzumab’s clinical utility and continued differentiation from the other marketed drugs in its class. Anticipated clinical data for calendar 2010 include:

•	Phase III, randomized, adult glioma data in Europe from Oncoscience AG.
•	Phase II pediatric glioma data from the YM-sponsored trial described above.
•	Phase II, randomized, gastric cancer data from our licensee in Japan, Daiichi Sankyo Co., Ltd.
•	Phase II first-line NSCLC - Daiichi Sankyo Co., Ltd.
•	Phase II, randomized, esophageal data from a trial conducted by the licensee for Brazil.
•	Nimotuzumab is in a total of 32 trials worldwide of which YM and its licensees are conducting 11.

Our business model has always been to develop a diverse portfolio of products, partnering where possible to share expenses and risk, and to continuously renew our pipeline through acquisitions of promising new drug candidates invented by others. On October 5, 2009, we announced our proposal to merge an Australian, clinical-stage drug development company, Cytopia Ltd., into YM. After rigorous evaluation of numerous global in-licensing opportunities, we determined that Cytopia's products were an ideal complement to our current portfolio and that merging Cytopia into YM would be advantageous to both companies.

Cytopia’s lead products are CYT997, a novel vascular disrupting agent (VDA) currently in Phase II trials, and CYT387, a novel, orally-active JAK1/2 inhibitor that recently received clearance from the FDA to commence a Phase I trial in myeloproliferative disorders that is anticipated to initiate shortly at Mayo Clinic. Combined with the team at Cytopia, we intend to continue the development of the two promising, clinical-stage drugs in the Cytopia portfolio and expect that YM’s expertise as well as proximity to the North American capital markets will help enable these products to realize their full potential. We shall also expend resources to determine the prospects for surfacing value from the library of compounds that have resulted from the Cytopia discovery program. The JAK 1/2 molecule, and CYT997 which derives from that science, resulted from the exceptional work of Dr. Andrew Wilks, the discoverer of the JAK family, around whom Cytopia was founded.

I encourage Cytopia shareholders to vote in favor of the transaction at their meeting in January and we look forward to welcoming them as YM shareholders. This proposed arrangement provides Cytopia shareholders with the continued opportunity to profit from Cytopia’s products should their development be successful while also participating in the opportunities in YM’s existing portfolio. Our lead product is nimotuzumab, a highly promising cancer drug already approved for sale in 23 countries, our second late-stage product, AeroLEF®, is ready for Phase III trials and outlicensing, and we have a continuing program of analysis and acquisition. In respect of finances, YM held approximately C$39 million of cash available for operations at September 30th, 2009.

On behalf of the YM Board of Directors, I thank all of our shareholders for your continuing support of our company and our approach to efficient, diversified, risk-mitigated drug development.

Sincerely,

David G.P. Allan
Chairman and CEO
YM BioSciences Inc.
Date: November 11, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year and three months ended September 30, 2009

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the three months ended September 30, 2009 and condensed notes thereto.  This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the years ended June 30, 2009, 2008 and 2007, as well as the notes thereto.
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The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 16 to the audited consolidated financial statements for the fiscal year ended June 30, 2009 and Note 11 to the unaudited consolidated financial statements for the three months ended September 30, 2009.  All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of November 11, 2009.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates by reference forward-looking statements. All statements, other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements, to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is engaged in the licensing and commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies, and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, in-licensing and further development of certain drug products and on providing out-licensing, marketing, clinical development and regulatory affairs skills, intellectual property management and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and taking them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain licensees or partners. These expenditures will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. The Company plans to generate its revenues from out-licensing the licensed products or from the direct commercialization of the products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended September 30,
	2009		2008		Change

Out-licensing revenue		$727,538		$1,214,945	$	(487,407)
Interest income		19,119		442,621		(423,502)

Expenses:
Licensing and product development		2,436,048		3,845,185		(1,409,137)
General and administrative		1,784,432		1,147,378		637,054

Loss for the period		(3,502,788)		(3,156,212)		(346,576)
Deficit, beginning of period		(146,251,951)		(133,182,485)		(13,069,466)
Deficit, end of period	$	(149,754,739)	$	(146,251,951)	$	(3,502,788)

Basic and diluted loss per common share	$	(0.06)	$	(0.06)		-

Total Assets		$42,970,366		$59,424,352	$	(16,453,986)

RESULTS OF OPERATIONS

Three Months Ended September 30, 2009 Compared to Three Months Ended September 30, 2008

Out-licensing Revenue
Out-licensing revenue for the quarter ended September 30, 2009 of $728 thousand decreased by $487 thousand compared to $1.215 million in the same quarter in the prior year. This is mainly because the recognition periods for the initial payments for the Daiichi Pharmaceutical Co., Ltd. (“Daiichi”) and Kuhnil Pharmaceuticals Co., Ltd. (“Kuhnil”) contracts were extended by 12 months effective January 1, 2009 and the revenue recognition from the Innogene Kalbiotech Private Limited (“IGK”) contract ended in December 2008, reducing the amount recognized in the quarters following.

Interest Income
Interest income has decreased by $424 thousand to $19 thousand for the three months ended September 30, 2009 compared to $443 thousand in the same period in the prior year. Interest income decreased as the Company drew on its cash and short term investment balances to fund its operations, but primarily decreased as a result of the dramatic decline in interest rates.

Licensing and Product Development Expenses
Licensing and product development expenses decreased by $1.409 million to $2.436 million for the first quarter ended September 30, 2009 compared to the same period last year. In addition to the changes described below, core expenses for licensing and product development decreased by $801 thousand compared to the same quarter in the prior year, due to decreases in salaries and travel expenses as a result of a reduction of staff in the U.S. office.

Nimotuzumab
Costs associated with development activities for nimotuzumab were $803 thousand for the three months ended September 30, 2009, compared to $1.032 million for the three months ended September 30, 2008.  The 2008 costs were primarily related to the completion of the monkey toxicity study, the Phase II clinical trial in colorectal cancer, and the Phase II clinical trial in pediatric diffuse incurable pontine glioma. The 2009 costs were due mainly to two new clinical trials, one for brain metastases from non-small cell lung cancer (NSCLC) and the other for NSCLC patients ineligible for radical chemotherapy, which were initiated during the third quarter of fiscal 2009, as well as the glioma trials.

AeroLEF
AeroLEF expenses have decreased by $102 thousand to $411 thousand for the three months ended September 30, 2009 compared to the same period in the prior year. The decrease was primarily due to the shift from clinical activity, to marketing and out-licensing initiatives.  The expenses for the current quarter are primarily for ongoing product stability, patents, and out-licensing activities.

Tesmilifene
Costs related to tesmilifene totaled $8 thousand for the three months ended September 30, 2009, a decrease of $276 thousand compared to $284 thousand in the same quarter of the previous year.  The decrease in spending for the current quarter resulted mainly from the curtailment of development subsequent to the termination of the DEC study in January 2007.  The current quarter costs were for maintaining the patents.

General and Administrative Expenses
General and administrative expenses for the first quarter of fiscal 2010 increased by $637 thousand, to $1.784 million compared to the same quarter in fiscal 2009.  This increase was mainly attributed to higher stock based compensation expense (2009-$396,644; 2008-$190,332), as well as an increase in legal and consulting fees related to the search for and assessment of, the acquisition of new products.

SUMMARY OF QUARTERLY RESULTS

	Out-Licensing Revenue	Net Loss	Basic and diluted loss per common Share
September 30, 2009	$727,538	$(3,502,788)	$(0.06)
June 30, 2009	$719,984	$(3,264,030)	$(0.06)
March 31, 2009	$776,127	$(3,474,839)	$(0.06)
December 31, 2008	$1,832,224	$(3,174,385)	$(0.06)
September 30, 2008	$1,214,945	$(3,156,212)	$(0.06)
June 30, 2008	$1,420,484	$(2,962,900)	$(0.05)
March 31, 2008	$1,155,835	$(3,818,647)	$(0.07)
December 31, 2007	$1,155,833	$(4,479,888)	$(0.08)

In general, out-licensing revenue remained steady over the first four quarters ending September 30, 2008, but changed in the last four quarters.  Out-licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments.  Revenue decreased in the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 because the revenue received for one contract was fully recognized in the quarter ended December 31, 2008 and because the recognition period for the initial payment for the Daiichi contract was extended by 12 months effective January 1, 2009, reducing the amount recognized in the quarters following.  In the quarter ended December 31, 2008 we received a one-time milestone payment of US$500,000, which was recognized immediately on receipt.  The Company’s policy is to recognize non-refundable up-front payments from out-licensing agreements over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  There have been no new out-licensing agreements signed since fiscal 2007. The Company also received royalty revenue based on a limited sales program in Europe, which began in the fourth quarter of fiscal 2008.

It is inherent in the development of drug products that planned expenditures vary depending on results achieved.  Our current plan calls for an increase in expenditures for nimotuzumab with our two new clinical trials in brain metastases and palliative non-small cell lung cancer.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.  In prior years, the Company was considered a development stage Company.

The Company’s cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash flows to continue as a going concern.  The consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

As at September 30, 2009 the Company had cash and short-term deposits totalling $39.475 million and accounts payables and accrued liabilities totalling $1.552 million compared to $42.051 million and $913 thousand respectively, at June 30, 2009.  The Company’s short-term deposits are bankers’ acceptances issued by Canadian Schedule A banks, maturing in less than one year. These financial instruments have been classified as held-for-trading and all gains and losses are included in loss for the period in which they arise.

Management believes that the cash and short-term deposits at September 30, 2009 are sufficient to support the Company’s activities for at least the next twelve months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of September 30, 2009 no amounts were owing and the amount of future fees thereon, if any, is not determinable.

In November 2007, the Company entered into a contract for services of a clinical research organization (“CRO”), relating to a pediatric pontine glioma clinical trial for nimotuzumab in the U.S. at a cost of approximately $1.443 million (U.S. $1.348 million) of which approximately $1.114 million has been paid as at September 30, 2009 and the remaining $329 thousand has not yet been incurred. The Company may cancel the contract with 30 days’ notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at September 30, 2009 the Company continues to recruit new patients.

In February 2009, the Company entered into 2 contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from NSCLC at a cost of $1.161 million, of which approximately $472 thousand has been incurred as at September 30, 2009 and the remaining $689 thousand is yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy and costs approximately $1.500 million, of which approximately $595 thousand has been incurred as at September 30, 2009 and the remaining $905 thousand is yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceed $1 million, totaling approximately $3.941 million of which $2.174 million has been incurred as at September 30, 2009 and the remaining $1.767 million has not yet been incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

The Company plans to expend funds to continue the development of nimotuzumab.  There are also ongoing activities directed at out-licensing commercial rights for nimotuzumab and AeroLEF as well as in evaluating new products to in-license.  Additional funds will be required for the expenses related to the acquisition of Cytopia Ltd. and to fund the development of its products.

TREND INFORMATION

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 20-F filed as the Annual Information Form dated September 24, 2009 in respect of the fiscal year ended June 30, 2009. These risk factors include: (i) the Company dealing with drugs that are in the early stages of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) risks associated with the uncertainty of capital markets and volatility of the share price; and (xvii) international taxation.

OUTLOOK

The business of YM is the identification, licensing, and further development of products it believes to have the prospect for utility in human health. The Company is continually evaluating the economic and prospective viability of its various products. YM’s majority-owned joint venture, CIMYM BioSciences Inc., is the licensee for nimotuzumab for Western and Eastern Europe, North America, and Japan as well as Australia, New Zealand, Israel and certain Asian and African countries.  YM owns AeroLEF, its other principal product in development, outright.

Randomized, Phase II, double-blind trials in brain metastases from non-small cell lung cancer (NSCLC) and in NSCLC patients ineligible for radical chemotherapy have been initiated in Canada; recruitment commenced in March 2009 on NSCLC and in September 2009 for the brain metastases trial. A Phase II, second-line, single-arm trial in children with progressive diffuse intrinsic pontine glioma (DIPG) is ongoing at multiple sites in the US, Canada, and Israel.

Oncoscience AG (OSAG), CIMYM’s licensee for Europe, reported completion of recruitment in a single-arm, Phase III trial of nimotuzumab as first-line therapy for DIPG in August 2007, and the preliminary data from this trial that was released at ASCO in 2008 was expanded on at the annual international pediatric oncology forum, SIOP, held in São Paulo, Brazil in October 2009. Oncoscience advises that, based on the data it plans to submit a Pediatric Investigation Plan (PIP) to the EMEA forthwith which, if approved by the Pediatric Committee (PDCO) would support a submission for marketing authorization. OSAG reports that it continues to recruit in a Phase III trial in adult glioma patients and a Phase IIb/III trial in pancreatic cancer patients.

Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM licensee, reports marketing approval in the Philippines and Indonesia bringing to 21 the number of countries that are reported as having approved the drug for sale in specific indications. In January 2009, the National Cancer Centre of Singapore announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer in cooperation with IGK. This trial is in addition to the on-going investigator-initiated Phase II trial in locally advanced head and neck cancer and the initiation of a Phase II trial in cervical cancer being conducted by IGK.

Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, initiated a randomized trial with nimotuzumab in gastric cancer, designed to complete recruitment in calendar 2009, and launched a Phase II trial in first-line NSCLC for which completion of recruitment is reportedly expected in the first half of 2010.

Nimotuzumab is, at the time of this report, being tested in 32 clinical trials worldwide having completed 20 trials to date. Eleven of these are Phase II and Phase IIIs being conducted by YM and our licensees.

In August 2009, YM received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) to further develop its lead product, nimotuzumab, for patients in the United States. YM’s first priority is discussion with the FDA on its two IND submissions to include US citizens in the YM led randomized, double-blind Phase II trial of nimotuzumab in NSCLC patients ineligible for radical chemotherapy and the parallel, YM-led, Phase II trial in patients with brain metastases from NSCLC.  Development plans may also include extending one of the Phase III trials being conducted worldwide into the US, such as the multinational 710-patient Phase III trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer.

YM has also applied to OFAC for a license to permit commercial activities related to nimotuzumab in order to more rapidly advance its pivotal stage development. Licenses containing permission for commercial activity have been previously granted to two companies seeking to commercialize Cuban-origin therapeutics in the US and the Company has discussions ongoing with OFAC in this regard.

For Fiscal 2010, YM BioSciences anticipates an extensive roll-out of important data concerning nimotuzumab’s clinical utility from completed trials and continued differentiation from the other marketed drugs in its class. These data are expected to lead to broad recognition and acceptance of the efficacy and safety of nimotuzumab.

Subsequent to the end of the first quarter, a presentation of 48-month survival data for patients treated for locally advanced head and neck cancer in a Phase IIb trial known as “BEST” was made at the ASTRO Annual Meeting in Chicago on November 2nd, 2009.  Survival of patients treated with chemo-radiation and nimotuzumab was 47 months and 31 months with chemo-radiation alone demonstrating that nimotuzumab is both active and effective in a randomized trial. Nimotuzumab also produced a survival advantage when added to radiation over radiation alone.

Anticipated Clinical Data include:
•	Nimotuzumab European final Phase III pediatric glioma data in 2010
•	Nimotuzumab European Phase III adult glioma data in 2010
•	Nimotuzumab North American Phase II pediatric glioma data in 2010
•	Esophageal Phase II data (Brazil) in 2010
•	Nimotuzumab Phase II (Japan) gastric cancer data in 2010
•	Nimotuzumab Phase II (Japan) first-line non-small cell lung cancer date in 2010

After consulting with regulatory bodies in Europe and Canada, YM continues discussing the readiness of AeroLEF for late-stage trials to identify its best options for aggressive development and partnering of this unique approach to the use of opioids.

While expenditures will increase with additional clinical activity we believe YM has the resources to permit the completion of the program designed to support marketing authorization for nimotuzumab as well as AeroLEF.

YM’s business model is to license, develop and partner - the Company will always consider new licensing opportunities.  On October 5, 2009, YM announced that it had proposed to merge Cytopia Ltd., a public, clinical-stage, Melbourne-based drug development Company, into YM. Cytopia's lead products are CYT997, a novel vascular disrupting agent (VDA) currently in Phase II trials, and CYT387, a novel, orally-active JAK2 inhibitor that recently received clearance from the FDA to commence a Phase I trial in myeloproliferative disorders. If the transaction is concluded, YM plans to continue these development programs.

SUBSEQUENT EVENT

On October 5, 2009 the Company signed an Implementation Agreement ("Agreement") in which it is proposed that YM will acquire all of the issued and outstanding shares and options in Cytopia Limited (ASX: CYT) ("Cytopia") a clinical-stage, drug development company based in Melbourne, Australia.  This transaction will be conducted by scheme(s) of arrangement ("Scheme(s)") that must be approved by Cytopia shareholders (and, if required, optionholders).

Cytopia shareholders will receive 0.0852 YM shares for each Cytopia share held at the record date, provided the 20 day volume weighted average price of YM shares traded on the Toronto Stock Exchange and the New York Stock Exchange/Amex, ending on the day prior to the Effective Date (“Relevant VWAP") is in the range of $1.2905 to $2.3966 - a total of 7,215,699 YM shares, based on the number of CYT shares outstanding at the date of the Agreement.

Where the Relevant VWAP is greater than $2.3966, the share exchange ratio is adjusted such that the number of YM shares to be issued equals $17.3 million divided by the Relevant VWAP.  Where the Relevant VWAP is less than $1.2905, the share exchange ratio is adjusted such that the number of YM shares to be issued equals $9.3 million divided by the Relevant VWAP subject to maximum of 14,550,542 YM shares.

Cytopia optionholders, either pursuant to a private offer or alternatively under an Option Scheme, will receive YM stock options in consideration for the cancellation of their Cytopia Options, subject to the equivalent exchange ratios (including the upper and lower limits) as apply under the Share Scheme.

The merger is subject to a number of conditions including Cytopia shareholder (and, if required, Cytopia optionholder) approval, court and regulatory approval, approval of the Commonwealth of Australia, and various other conditions set out in the Agreement.

Each of Cytopia and YM has agreed to the payment of a break fee of $500,000 (AUD) as part of the agreement.
Cytopia shareholders, and optionholders if necessary, will be asked to vote on the approval of the Scheme(s), at a meeting expected to be held in January 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information.  Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated time to market of seven years for technologies acquired. The estimated useful lives of the intangible assets are considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed when incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
The Company expenses all stock-based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares, the expected life of the options and expected forfeitures.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credits, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

ACCOUNTING POLICIES

The following new accounting pronouncements were adopted during the first quarter:

Goodwill and Intangible assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, specifically July 1, 2009 for the Company.  There was no impact of this section on consolidated financial statements.

The following new accounting pronouncements have been issued and are not yet effective:

Financial Instruments
In September 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective for fiscal years ending after September 30, 2009.  The Company is currently assessing the impact of this section on its consolidated financial statements.

International financial reporting standards
The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011. The Company’s plan will consider the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting. The Company is currently in the process of assessing the differences between its current accounting policies and IFRS and cannot at this time quantify the effect the adoption of the standards will have on its consolidated financial statements.

Consolidated financial statements and non-controlling interests
In January 2009, the CICA issued Section 1601, Consolidated Financial Statements (“Section 1601”), and Section 1602, Non-controlling Interests (“Section 1602”), which together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standard 27 (Revised), Consolidated and Separate Financial Statements.  The ACSB issued HB 1582, Business Combinations, to establish accounting for business combinations.  It is the Canadian equivalent to IFRS 3.  The section is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.  The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  The Company is currently evaluating the impact of the adoption of these new sections on its consolidated financial statements.

Financial Instruments
In August 2009, the CICA issued amendments to Handbook Section 3855, Financial Instruments - Recognition and Measurement.  The amendments change the categories into which a debt instrument is required or permitted to be classified and changes the impairment models for held-to-maturity and available-for-sale financial assets.  These changes will be effective April 1, 2010.  The Company is currently assessing the impact of the amendments on its consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) as of September 30, 2009 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the year ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2009, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the quarter ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

As at September 30, 2009	Amount	Number
Common shares	$172,940,340	55,844,505

Note 1:
In addition to the 55,844,505 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones.  They will be valued and accounted for when they are released from escrow.

Note 2:	If the milestones are not met by the escrow deadline of May 2, 2010, the shares are returned to YM Biosciences Inc. for cancellation.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted)

	September 30,	June 30,
	2009	2009
	(Unaudited)

Assets

Current assets:
Cash (note 3)	$34,269,093	$2,337,716
Short-term deposits (note 3)	5,205,955	39,713,042
Accounts receivable	439,911	564,584
Prepaid expenses	231,488	352,850
	40,146,447	42,968,192

Property and equipment	84,187	96,876

Intangible assets (note 4)	2,739,732	3,004,868

	$42,970,366	$46,069,936

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$674,216	$431,028
Accrued liabilities	878,174	486,723
Deferred revenue (note 8)	2,557,955	2,549,568
	4,110,345	3,467,319

Deferred revenue (note 8)	2,250,416	2,898,292

Shareholders' equity:
Share capital (note 5)	172,940,340	172,921,153
Contributed surplus (note 6)	13,424,004	13,035,123
Deficit	(149,754,739)	(146,251,951)
	36,609,605	39,704,325

Basis of presentation (note 1)
Commitments (note 9)
Subsequent event (note 10)

	$42,970,366	$46,069,936

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise noted)

	Three months ended
	September 30,
	2009	2008
	(Unaudited)

Out-licensing revenue (note 8)	$727,538	$1,214,945
Interest income	19,119	442,621
	746,657	1,657,566

Expenses:
Licensing and product development	2,436,048	3,845,184
General and administrative	1,784,432	1,147,378
	4,220,480	4,992,562

Loss before the undernoted	(3,473,823)	(3,334,996)
Gain (loss) on foreign exchange	(26,747)	12,203
Loss on short-term deposits	(2,218)	(140,559)
Other income	-	307,140

Loss and comprehensive loss for the period	(3,502,788)	(3,156,212)

Deficit, beginning of period	(146,251,951)	(133,182,485)

Deficit, end of period	$(149,754,739)	$(136,338,697)

Basic and diluted loss per common share	$(0.06)	$(0.06)

Weighted average number of common shares outstanding	55,844,505	55,835,356

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc. (note 5)	2,380,953	2,380,953

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)

	Three months ended
	September 30,
	2009	2008
	(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(3,502,788)	$(3,156,212)
Items not involving cash:
Amortization of property and equipment	16,252	18,631
Amortization of intangible assets	265,136	265,136
Loss on short-term deposits	2,218	140,559
Stock-based compensation	396,644	190,333
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	246,035	(109,840)
Accounts payable, accrued liabilities and deferred revenue	(4,850)	(683,008)
	(2,581,353)	(3,334,401)

Financing activities:
Issue of common shares on exercise of options	11,424	-

Investing activities:
Short-term deposits, net	34,504,869	13,200,126
Additions to property and equipment	(3,563)	(12,704)
	34,501,306	13,187,422

Increase in cash	31,931,377	9,853,021

Cash, beginning of period	2,337,716	3,119,189

Cash, end of period	$34,269,093	$12,972,210

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

1.	Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for unaudited interim consolidated financial statements which, except as described in note 11, conform in all material respects to accounting principles generally accepted in the United States ("U.S. GAAP").  Accordingly, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended June 30, 2009.  These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended June 30, 2009, except as disclosed in notes 2 and 11(d).

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented.  Operating results for the three months ended September 30, 2009 are not necessarily indicative of the results of operations that may be expected for the year ending June 30, 2010.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations.  Management has assessed the Company's ability to continue as a going concern.  Since inception, the Company has concentrated on product licensing and development.  It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

1.	Basis of presentation (continued):

Taking into consideration the cash and short-term deposits, management has determined that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

2.	Significant accounting policies:

(a)	New accounting pronouncements:

These unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended June 30, 2009, except for the following new accounting pronouncements, which were adopted effective July 1, 2009:

(i)	Goodwill and intangible assets:

In February 2008, The Canadian Institute of Chartered Accountants ("CICA") issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, specifically July 1, 2009 for the Company.  The adoption of this change did not have an impact on the Company's unaudited interim consolidated financial statements.

(ii)	Financial instruments:

In June 2009, the CICA issued amendments to Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective for fiscal years ending after September 30, 2009.  The adoption of this change did not have an impact on the Company's unaudited interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

2.	Significant accounting policies (continued):

(b)	Accounting policies issued but not yet adopted:

International financial reporting standards:

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011.  The impact of the transition to IFRS on the Company's unaudited interim consolidated financial statements has not yet been determined and management is working on a plan towards conversion to IFRS in accordance with the timelines required.

3.	Cash and short-term deposits:

Cash is on deposit with Canadian Schedule A banks.

The Company's short-term deposits are bankers' acceptances issued by Canadian Schedule A banks, maturing in less than one year.

4	Intangible assets:

	September 30, 2009			June 30, 2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Acquired technologies	$7,348,185	$4,608,453	$2,739,732	$7,348,185	$4,343,317	$3,004,868

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

5.	Share capital:

Issued:

	Number of
	shares	Amount

Common shares:

Balance, June 30, 2009	55,835,356	$172,921,153
Issued on exercise of options	9,149	19,187

Balance, September 30, 2009	55,844,505	$172,940,340

At September 30, 2009, 2,380,953 (June 30, 2009 - 2,380,953) common shares are held in escrow for contingent payments related to Delex Therapeutics Inc. ("Delex") acquisition.  These escrowed shares will be valued based upon their fair market value at the time of resolution of the related milestone contingency: 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial.  Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.  If these milestones are not met by the escrow deadline of May 2, 2010, the common shares will be returned to the Company for cancellation.

6.	Contributed surplus:

Balance, June 30, 2009	$13,035,123
Stock-based compensation	396,644
Exercise of options	(7,763)

Balance, September 30, 2009	$13,424,004

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

7.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.  The option exercise prices range from $0.50 to $5.74.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended
	September 30,
	2009	2008

Number of options issued	757,500	2,004,250
Risk-free interest rate	2.3% - 3.1%	3.0% - 3.4%
Volatility factor	84% - 87%	68% - 78%
Dividend rate	0%	0%
Expected life of options	5 - 7 years	3 - 7 years
Vesting period (months)	0 to 24	0 to 24
Weighted average fair value of options granted	$1.19	$0.31
Fair value of options granted	$900,018	$626,294

Forfeitures are accounted for on an estimated basis, based on historical trends.

Compensation cost recognized as an expense for the three months ended September 30, 2009 for stock-based employee compensation awards was $396,644 (2008 - $190,333).  The fair value of options granted is being expensed over the vesting period of the options.

As at September 30, 2009, total compensation cost related to non-vested awards not yet recognized was $1,011,625 and the weighted average period over which it is expected to be recognized was 1.82 years.  The Company has 1,530,203 stock options that have been authorized but not granted.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

7.	Stock-based compensation (continued):

Stock options:

The following table reflects the activity under the stock option plan for the three months ended September 30, 2009 and the stock options outstanding at the end of the period:
		Weighted
		average
	Number	exercise price

Outstanding, June 30, 2009	6,563,615	$2.08
Granted	757,500	1.58
Cancelled/forfeited	(108,351)	1.22
Exercised	(9,149)	1.25

Outstanding, September 30, 2009	7,203,615	2.04

Exercisable, September 30, 2009	5,996,151	$2.26

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

8.
Out-licensing agreements:

					Revenue recognized
			Deferred revenue		Three months ended
Date of		Initial	September 30,	June 30,	September 30,
agreement	Product	license fee	2009	2009	2009	2008

November 3, 2006	Tesmilifene	$230,400	$112,000	$120,400	$8,400	$8,400
July 25, 2006	Nimotuzumab	16,226,950	4,558,377	5,179,975	621,597	1,014,186
January 20, 2006	Nimotuzumab	1,152,788	-	-	-	96,065
August 30, 2005	Nimotuzumab	441,792	5,891	6,995	1,104	27,612
January 26, 2005	Tesmilifene	620,311	132,103	140,490	8,387	9,572
Royalty revenue	Nimotuzumab	-	-	-	88,050	59,110

		$18,672,241	$4,808,371	$5,447,860	$727,538	$1,214,945

Under the terms of the agreements, the Company continues to be involved in the development of its products and is not required to fund any development in the licensed territory.  The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.  Initial license fee revenue is non-refundable and is deferred and recognized as revenue over the term of the related collaboration.

As a result of a revision to the estimated period of collaboration, the revenue recognition period for the July 25, 2006 agreement was extended by 12 months.  This change was made as at January 1, 2009.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

9.	Commitments:

In November 2007, the Company entered into a contract for services of a Clinical Research Organization ("CRO") relating to a pediatric pontine glioma clinical trial for nimotuzumab in the United States at a cost of approximately $1.443 million (U.S. $1.348 million), of which approximately $1.114 million has been incurred as at September 30, 2009 and the remaining $329 thousand has yet to be incurred.  The Company may cancel the contract with 30-day notice and is obligated for services rendered by the CRO through to the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from non-small cell lung cancer ("NSCLC") at a cost of $1.161 million, of which approximately $472 thousand has been incurred as at September 30, 2009 and the remaining $689 thousand has yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy at a cost of approximately $1.500 million, of which approximately $594 thousand has been incurred as at September 30, 2009 and the remaining $906 thousand has yet to be incurred.  The Company may cancel either contract with 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1.000 million, totalling approximately $3.941 million, of which approximately $2.174 million has been incurred as at September 30, 2009 and the obligation to pay the remaining $1.767 million has yet to be incurred.  Any early termination penalties cannot exceed the amount of the contract commitment.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

10.	Subsequent event:

On October 5, 2009 the Company signed an Implementation Agreement ("Agreement") in which it is proposed that the Company will acquire all of the issued and outstanding shares and options in Cytopia Limited (ASX: CYT) ("Cytopia"), a clinical-stage, drug development company based in Melbourne, Australia.  This transaction will be conducted by scheme(s) of arrangement ("Scheme(s)") that must be approved by Cytopia shareholders and, if required, optionholders.

•
Cytopia shareholders will receive 0.0852 Company shares for each Cytopia share held at the record date, provided the 20 day volume weighted average price of the Company's shares traded on the Toronto Stock Exchange and the New York Stock Exchange/Amex, ending on the day prior to the Effective Date ("Relevant VWAP") is in the range of $1.2905 to $2.3966 - a total of 7,215,699 shares, based on the number of Cytopia shares outstanding at the date of the Agreement.

•
Where the Relevant VWAP is greater than $2.3966, the share exchange ratio is adjusted such that the number of the Company's shares to be issued equals $17.3 million divided by the Relevant VWAP.  Where the Relevant VWAP is less than $1.2905, the share exchange ratio is adjusted such that the number of the Company's shares to be issued equals $9.3 million divided by the Relevant VWAP subject to maximum of 14,550,542 shares.

•
Cytopia optionholders, either pursuant to a private offer or alternatively under an Option Scheme, will receive Company stock options in consideration for the cancellation of their Cytopia options, subject to the equivalent exchange ratios (including the upper and lower limits) as apply under the Share Scheme.

•
The merger is subject to a number of conditions including Cytopia shareholder (and, if required, Cytopia optionholder) approval, court and regulatory approval, approval of the Commonwealth of Australia, and various other conditions set out in the Agreement.

•	Each of Cytopia and the Company has agreed to the payment of a break fee of AUD $500,000 as part of the Agreement.

•	It is expected that Cytopia shareholders, and optionholders if necessary, will be asked to vote on the approval of the Scheme(s) in January 2010.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences:

The Company's unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from those applied in the United States.  The following items present the impact of material differences between Canadian GAAP and U.S. GAAP on the Company's unaudited interim consolidated financial statements.

(a)	Interim consolidated statements of operations and comprehensive loss and deficit:

The following table reconciles loss for the period as reported in the unaudited interim consolidated statements of operations and comprehensive loss and deficit reported under Canadian GAAP to what would have been reported had the unaudited interim consolidated financial statements been prepared in accordance with U.S. GAAP.

	Three months ended
	September 30,
	2009	2008

Loss for the period based on Canadian GAAP	$(3,502,788)	$(3,156,212)
Amortization of acquired technologies (i)	265,136	265,136

Loss for the period and comprehensive loss based on U.S. GAAP	$(3,237,652)	$(2,891,076)

Basic and diluted loss per share (ii)	$(0.06)	$(0.05)

	Three months ended
	September 30,
	2009	2008

Weighted average number of common shares outstanding	55,844,505	55,835,356
Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex (note 5)	2,380,953	2,380,953

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

(i)	Acquired technologies:

Under U.S. GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition.  The Company's acquired technologies do not have an alternative future use given their specialized nature.  Under Canadian GAAP, the acquired technologies are considered to be development assets that are capitalized and amortized over their expected useful lives.

(ii)	Loss per common share:

Loss per common share has been calculated using the weighted average number of common shares outstanding during the period.  The potential effect of share options is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

(b)	Interim consolidated statement of changes in shareholders' equity:

U.S. GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each period a statement of operations is presented.  Shareholders' equity under U.S. GAAP was as follows:
			Additional
			paid-in
	Share capital	Deficit	capital	Total

Total shareholders' equity under U.S. GAAP, June 30, 2009	$172,921,153	$(147,438,485)	$11,274,011	$36,756,679
Stock-based compensation	-	-	396,644	396,644
Issued on exercise of options	19,187	-	(7,763)	11,424
Loss for the period	-	(3,237,652)	-	(3,237,652)

Total shareholders' equity under U.S. GAAP, September 30, 2009	172,940,340	(150,676,137)	11,662,892	33,927,095
Stock-based compensation expense	-	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	-	7,348,185	-	7,348,185
Amortization of in-process research and development acquired	-	(4,608,453)	-	(4,608,453)
Total shareholders' equity under Canadian GAAP, September 30, 2009	$172,940,340	$(149,754,739)	$13,424,004	$36,609,605

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

				Additional
				paid-in
	Warrants	Share capital	Deficit	capital	Total
Total shareholders' equity under U.S. GAAP, June 30, 2008	$3,150,539	$172,921,153	$(135,429,560)	$7,362,712	$48,004,844
Stock-based compensation	-	-	-	190,333	190,333
Loss for the period	-	-	(2,891,076)	-	(2,891,076)

Total shareholders' equity under U.S. GAAP, September 30, 2008	3,150,539	172,921,153	(138,320,636)	7,553,045	45,304,101
Stock-based compensation expense	-	-	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	-	-	7,348,185	-	7,348,185
Amortization of in-process research and development acquired	-	-	(3,547,912)	-	(3,547,912)
Total shareholders' equity under Canadian GAAP, September 30, 2008	$3,150,539	$172,921,153	$(136,338,697)	$9,314,157	$49,047,152

(c)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  U.S. GAAP requires such amounts to be accounted for as a reduction of income tax expense.  There is no impact on loss for the period as a result of this GAAP difference.  For the period ended September 30, 2009, the Company recognized $50,000 (2008 - nil).

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

(d)	New accounting pronouncements:

These unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods under U.S. GAAP as were used for the audited annual consolidated financial statements for the year ended June 30, 2009, except for the following new accounting pronouncements:

(i)
On July 1, 2009, the Company adopted Non-controlling Interests in Consolidated Financial Statements, which requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity.  The Standard applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  The adoption of this change did not have an impact on the Company's unaudited interim consolidated financial statements.

(ii)
On July 1, 2009, the Company adopted Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting.  Mainly, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows.  The adoption of this change did not have an impact on the Company's unaudited interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2009 and 2008
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

(iii)	Accounting standards codification:

On July 1, 2009, the Company adopted the Financial Accounting Standards Board, ("FASB") Accounting Standards Codification ("Codification") and The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008.  The Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities.  Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.  On November 13, 2008, the Codification superseded all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.